Interleukin Genetics, Inc.

135 Beaver Street, Waltham MA 02254

July 18, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Sherman

Re:	Interleukin Genetics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
File No: 000-23413

Ladies and Gentlemen:

In response to the letter dated July 7, 2005 from Jim B. Rosenberg of the Staff, Interleukin Genetics, Inc. (the “Company”) hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Interleukin Genetics, Inc.

By:	/s/ Fenel M. Eloi
Fenel M. Eloi
Chief Financial Officer,
Chief Operating Officer and Secretary.